Contact

www.linkedin.com/in/ruslan-prysyazhny (LinkedIn)

Top Skills

Strategic Planning
Private Equity
Investments

Languages

Ukrainian (Native or Bilingual)
English (Elementary)
Slovak (Professional Working)
Czech (Limited Working)
Russian (Full Professional)

Ruslan P.

Firefighter Robotics Company # Investor at LeoTronics Robotics # CEO of the Infoland companies # VC Investor SR-ČR-USA # Partner in the iTrend and US Communication Service # LP at LeoInvest investors club#Orlando FL

Greater Orlando

Summary

I am the owner of several companies in Europe in robotics, real estate, construction, consulting, and tourism areas. I am also the owner of the production of plastic products and the production of building materials, developing the production of robotics in Slovakia.
I actively cooperate as a partner with the American company US Communication Service - production of special fasteners for overhead cables of all types, telecommunications equipment, distribution in the US and Canada of cables of all types that are made in Europe - www.uscomservice.com
By attracting investors and private lenders, I help entrepreneurs in Europe to implement their projects and progressive business ideas.
#I am an entrepreneur and investor and I am not looking for a job here :)
Here I want to contact potential investors and partners, private lenders, real estate professionals, owners of similar businesses.
I have good and long-term contacts with active entrepreneurs in most European countries, especially in the Czech Republic, Slovakia, Poland, Montenegro, and Ukraine.
I am ready to implement projects that are interesting for me together with you!

I am investor and coordinator in the LeoTronics Robotics
https://www.linkedin.com/company/leotronics-eu
https://leotronics.eu/

I work and develop the following companies:

US Communication Service
https://www.linkedin.com/company/uscomservice

Infoland Realty

https://www.linkedin.com/company/infoland-realty

Infoland Business Resources
https://www.linkedin.com/company/infoland-business-resources

Infoland Company
https://www.linkedin.com/company/infoland-company

LeoMart EU Company
https://www.linkedin.com/company/leomart

Experience

Firefighter Robotics
Founder, President
August 2025 - Present (1 year)
Tampa, FL

Forefront Venture Partners
Limited Partner
February 2023 - Present (3 years 6 months)

LeoInvest investors club
Founder
January 2023 - Present (3 years 7 months)

LeoTronics Robotics
Investor and Coordinator
January 2020 - Present (6 years 7 months)
Slovakia

iNet LTD - construction and development of territories, real estate investments
Investor and CEO
July 2017 - Present (9 years 1 month)

Infoland company
CEO
January 2015 - Present (11 years 7 months)
Slovakia

Leomart
Founder and Director
August 2014 - Present (12 years)
European Union

Infoland Real Estate
Managing Director
May 2014 - Present (12 years 3 months)
Banska Bystrica, Slovakia

Real estate agency Karpaty
Managing Director
February 2011 - January 2015 (4 years)

Web design and software studio PSC
Chief Executive Officer
December 2010 - October 2014 (3 years 11 months)

Kosiv District Council
Chairman of the District Council
April 2006 - December 2010 (4 years 9 months)

All-Ukrainian Association "My Ukraine"
3 years 8 months

Chairman of the Association
September 2004 - April 2006 (1 year 8 months)
Kyiv City, Ukraine

Executive Director
September 2002 - September 2004 (2 years 1 month)
Kyiv City, Ukraine

MagicWood - Construction of luxury wooden houses
Founder and Director
April 1998 - October 2002 (4 years 7 months)
Kyiv City, Ukraine

P.S. Communication
Founder and Director
June 1996 - October 2002 (6 years 5 months)
Kyiv City, Ukraine

Infoland - Software, Computers and PC Equipment
Founder and Director
December 1993 - July 1998 (4 years 8 months)

Joint-Stock Commercial Agricultural Bank "Ukraine"
Head of the computer department
October 1993 - December 1993 (3 months)

General secondary school
Teacher of Informatics and Computer Science
July 1993 - October 1993 (4 months)

Education

National Academy of Public Administration under the President of Ukraine (NAPA), UA
Magister, MBA, Master in Social Development Management at the state level · (2006 - 2009)

Drohobych State "Ivan Franko" University, UA
Master's degree, computer science and computer engineering · (1988 - 1993)